Exhibit 99.2

1

NYSE MKT; TASE: ELLO
Financial Results Summary: Q1-Q3 2015

2

Disclaimer
General:
•  The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2014, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.
•  Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities.
       No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law,
       1968 or an exemption from the prospectus requirements under such law.
•  Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.
•  This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.
Information Relating to Forward-Looking Statements:
•  This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-
       looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not
       actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Financial Results Summary: Q1-Q3 2015

Q1-Q3 2015 Results Summary (USD 000`)

ellomay CAPITAL LIMITED

Net Income (loss)

(shareholders of the company)

7,488

4,867

Gross Profit	Share of income (loss) of investee accounted for at equity	Other Income, net	General and administrative expenses	Financing income (expenses), net	Tax benefit (Taxes on income)
5,989(1)	1,112(2)	60(3)	(2,735)(4)	940(5)	2,122(6)
5,908	1,667	1,637	(3,460)	(3,738)	(835)

4

Q1-Q3 2015
Q1-Q3 2014
1) From PV Operations - The Company continues to improve its operational parameters and its gross margin. There is no significant change in the reported gross profit compared to the same period last year, however ,revenues denominated in Euro have increased by approximately 11% and operating expenses denominated in Euro have increased by approximately 6%. The increase is mainly a result of the operations of our Spanish PV plants acquired on July 1, 2014. The amount of reported gross margin does not reflect such increase due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the period.
2) Represent results associated with the Dorad Power Plant that successfully commenced commercial operation in May 2014. The decrease is due to the increased operational and financing costs related to the operations of the power plant.
3) Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the nine months ended September 30, 2015.
4) The decrease in G&A expenses is mainly due to decreased consulting expenses.
5) The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions and currency interest rate swap transactions, partially offset by expenses resulting from exchange rate differences, interest and other expenses in connection with loans and debentures.
6) The decrease resulted mainly from deferred tax income included in connection with the application of a tax incentive.

Q1-Q3 2015
Q1-Q3 2014

5

Q1-Q3 2015 Results Summary
• Ran Fridrich, CEO and a board member of Ellomay commented:
        “Excluding unfavorable currency effects, revenues for the period were up approximately 11% compared to the relevant period in 2014. The Company continues to improve its operational parameters and its gross margin. The general and administrative expenses decreased despite an increase in expenses associated with the development of the pumped storage project in the Manara Cliff, Israel. Dorad’s results for the third quarter were in line with expectations.”
• Reported revenues were approximately $11.6 million for the nine months ended September 30, 2015, down by approximately 9%, compared to approximately $12.7 million for the nine months ended September 30, 2014.
 • Excluding unfavorable currency effects, revenues were up approximately 11% to approximately €10.4 million from approximately €9.4 million in the same period last year.
 • The increase in revenues is mainly a result of the acquisition of three photovoltaic plants in Murcia, Spain
 (the “Murcia PV Plants”) on July 1, 2014.
• Dorad’s contribution to the Company’s operating profit, after elimination of intercompany transactions, was approximately $1.1 million for the nine months ended September 30, 2015, compared to approximately $1.7 million for the nine months ended September 30, 2014. The decrease is due to the increased operational and financing costs related to the operations of the power plant.

6

Q1-Q3 2015 Results Summary
• Tax benefit was approximately $2.1 million for the nine months ended September 30, 2015, compared to taxes on income of approximately $0.8 million for the nine months ended September 30, 2014. This tax benefit for the nine months ended September 30, 2015 resulted mainly from deferred tax income included in connection with the application of a tax incentive claimable upon filing the relevant tax return by reducing the amount of taxable profit.
• Net income was approximately $7.5 million for the nine months ended September 30, 2015, compared to approximately $4.9 million for the nine months ended September 30, 2014.
• EBITDA was approximately $3.7 million and approximately $8.1 million for the three and nine months ended
 September 30, 2015, respectively.

11.6
6.0
4.4
8.1
7.5
12.7
5.9
9.4
9.8
4.9
15.8
7.2
10.2
11.7
6.6
13.0
6.6
12.8
6.6
10.1
8.9
4.2
0.5
3.6
-2.1
6.1
2.9
-0.2
1.0
-1.0
Q1-Q3 2015
Q1-Q3 2014
2014
2013
2012
2011
Net income (loss) for the period
Adjusted EBITDA *
Operating profit (Loss)
Gross profit
Revenues $

7

Key Income and P&L Figures (USD millions)
*See Appendix A

10
9
12
10
7
4
11%
Q3 2015
Q3 2014
2014
2013
2012
2011

8

On going Revenues Growth (EUR millions)
Q1-Q3 2015 Revenues were up by approximately 11% compared to Q1-Q3 2014

9

Key Balance Sheet Figures (USD 000`)
	December 31, 2014	% Of BS	September 30, 2014	% Of BS	September 30, 2015	% Of BS
Cash and cash equivalent, Marketable securities, Short- term deposits	23,388	15%	30,007	17%	29,580	17%
Financial Debt*	55,288	35%	63,387	37%	64,540	38%
Financial Debt, net*	31,900	20%	33,380	19%	34,960	21%
Property, plant and equipment net (mainly in connection with PV Operations)	93,513	59%	97,315	57%	82,697	49%
Investment in Dorad	27,237	17%	28,524	17%	35,479	21%
CAP*	149,414	94%	159,863	93%	161,683	95%
Total equity	94,126	59%	96,476	56%	97,143	57%
Total assets	159,087	100%	171,581	100%	170,036	100%
*See Appendix B

10

Key Financial Ratios
Strong Balance Sheet, Sufficient Liquidity, Low Leverage
*See Appendix B
	December 31, 2014	September 30, 2014	September 30, 2015
Financial Debt to CAP (A/D)	37%	40%	40%
Financial Debt, net to CAP (B/D)	21%	21%	22%
Financial Debt to Total equity (A/C)	59%	66%	66%
Financial Debt, net to Total equity (B/C)	34%	35%	36%

11

Ellomay Capital: Company Overview

12

Holdings Overview
  Ellomay operates in the energy and infrastructure sectors, including renewable and clean energy, and aims to exploit attractive yield to risk ratios
  Current management/controlling shareholders took control of a public shell with approximately
 $80M of cash and began acquisitions/operations in the energy and infrastructure sectors in 2010

13

Dorad Energy Ltd. (“Dorad”)
PV Operations
Holds and operates
a 850 MW CCGT(2) power
plant
(the “Dorad Power Plant”)
Holdings Overview
16 PV plants
Yielding Portfolio
Ellomay pumped storage (2014) Ltd.
pumped hydro
Pre-construction phase(3)
75%
Development Project
Italy
12 PV Plants
~22.6 MWp. installed capacity
~EUR 9.5 millions - revenues per ann.
Spain
4 PV Plants
~7.9 MWp. installed capacity
~EUR 2.8 millions - revenues per ann.
1) Indirect interest. Ellomay holds an option to increase its indirect holdings in Dorad to approximately 9.4%
2) Bi-fuel Combined cycle gas turbine (CCGT) running on natural gas
3) The Manara Project was issued a conditional license by the Electricity Authority to operate a pumped storage power plant with a capacity of 200
 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the Authority. As of the reporting date, new license has not yet been received. The Company may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project
9.2%(1)

14

Portfolio Summary
	Spain (PV)	Italy (PV)	Israel (CCGT1)
Installed Capacity	7.9 MWp	22.6 MWp	850 MW
% Ownership	100%	100%	~ 9.2%2
Book Value of investment3	~ 21.6M4	~ 80M4	~ $35.5M5
License Expiration	2040-2041	~ 2031	20346
# of Power Plants	4	12	1
1) The Dorad Power Plant began commercial operation in May 2014
2) Ellomay indirectly holds approximately 9.2% interest in Dorad, and also holds  an option to purchase an additional interest of approximately
 0.2%
3) as of September 30, 2015
4) Property, Plant and Equipment
5) Investment in equity accounted investee - attributed to the investment in Dorad
6) A 20 year generation license and supply license.

Kanir Partnership 31.1%
Shlomo Nehama, 37.3%
The public and others, 30.6%

37.3%

15

The public and others
Shlomo Nehama
Kanir Partnership
1) Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 32.9% of Ellomay’s shares
2) Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael. Kanir’s holdings percentage set forth herein includes holdings by Ran
 Fridrich and Hemi Raphael (directly and indirectly) of 1.1% and 4.2%, respectively.
3)   Includes direct and indirect beneficial holdings of approximately 3.8% by the Mor brothers, who are shareholders of one of Kanir’s limited partners.
Corporate Structure
31.1%2
Shareholders agreement1
30.6%3

16

Company History
Entrance to Italian PV
Market
(acquisitions 2010 -
2013)
Acquired
indirect equity
interest in Dorad
Energy Ltd.
Listing in NYSE
MKT
Public Debenture
Issuance
(il A- ,Maalot S&P
IL)(1)
2010
2011
2012
2013
2014
2015
Listing in TASE
Entrance to
Spanish PV
Market
Commencement of Dorad
Power Plant’s Commercial
Operations
(850MW)
Acquisition of
3 PV plants in
Spain
1) In January 2014, the Company raised approximately $33 million (net proceeds) by issuing 10-year, 4.6% debentures in Israel (“Series A
 Debentures”) to add to the capital base for investments
2) In June 2014, the Company raised an additional approximate $23 million (net proceeds) through the sale of additional Series A Debentures

17

Management Team
Shlomo Nehama, Chairman of the Board - Former Chairman of the Board of Bank Hapoalim, the leading bank in Israel, between 1998 and 2007. During his years at the bank, Bank Hapoalim grew its profits and return on capital, while increasing its balance sheet by over 50% and became Israel's leading bank while expanding to additional markets around the world. Mr. Nehama is a Management and Engineering graduate of the Technion - Institute of Technology in Haifa, Israel,
and received an honorary doctorate for his contribution to the strengthening of the Israeli economy
Ran Fridrich, Director and CEO - Mr. Fridrich co-founded the Oristan group in 2004 and has management responsibilities for the Crystal Funds program of CDO
Equity Funds . Mr. Fridrich launched a proprietary investment advisory business that focuses on CDO investments, fixed-income securities and credit default swap transactions. He was also the general manager of two packaging and collating companies based in Israel. Mr. Fridrich is a graduate of the Senior Executive Program
Faculty Management at Tel Aviv University
Hemi Raphael, Director - Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. and of Dorad Energy Ltd. From 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co.
Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli and the California Bar Associations
Kalia Weintraub, CFO - Ms. Weintraub directly monitors, coordinates, interprets and administers all functional activities and policies related to treasury and finance, budgeting, insurance, financial analysis and accounting. Prior to her appointment as Ellomay CFO, Ms. Weintraub served as our corporate controller from
January 2007. Prior to joining Ellomay, Ms. Weintraub worked as a certified public accountant in the High-Tech practice division of the Israeli accounting firm of Kost
Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007. Earlier, she worked at the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Weintraub holds a
B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel
Ori Rosenzweig, Chief Investments Officer -  Mr. Ori Rosenzweig has served as our Chief Investment Officer since November 2014. Prior to joining Ellomay,
Mr. Rosenzweig was the head of Cash Management at Bank Leumi Le-Israel B.M. (TASE: LUMI), one of Israel’s largest banks, from 2013 through 2014, the VP Finance at AFI Investments, one of Israel largest real-estate developer, with global operations in the USA, Russia, CEE and Israel (TASE: AFIL) from 2009 through 2013 and a senior manager at GSE financial consulting from 2002 through 2008. Mr. Rosenzweig holds a MBA degree from the Tel Aviv University and a BA degree in business and international relations from the Hebrew University

18

PV Operations: Italy & Spain

Growing Capacity of Ellomay's PV Portfolio (MWp)

30.5
24.9
13.3
11
6
2014
2013
2012
2011
2010

19

On going Steady Capacity Growth of PV Portfolio

Ljubljana
Zagreb
Milano
Brescia
Torino
Verona
Alessandria
Genova
Bologna
Padova
Monaco
Pisa
Firenze
Arezzo
Roma
Napoli
Barletta
Bari
Palermo
Catania
Tunis
Global irradiation [kWh/m²]
<600 800 1000 1200 1400 1600 1800 2000 2200>
<450 600 750 900 1050 1200 1350 1500 1650>
Solar electricity [kWh/kWp]

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Italian PV Market
• The Italian government adopted the Feed In Tariff (FiT)
 incentive scheme. The energy authority in Italy (GSE)
 pays a long-term nominal rate per every kilo-watt hour
 that is produced by a PV plant on top of the price of
 electricity the PV plant receives on electricity that is
 transferred to the grid.
• The FiT rate depends on:
 • Connection date;
 • Size of the plant; and
 • Location
• The FiT is guaranteed for 20 years, starting at the
 connection date(1)
• Italy has high levels of radiance in European terms
 (1,200-1,600 kWh/kWp).
• The most attractive regions are central and southern
 Italy, where the radiance is the highest and the
      regional regulation is less stringent.
1) Please see further details below concerning a change in FiT commencing January 1, 2015

21

PV Plants in Italy
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Region	FIT(1) Eurocent/KWh
Del Bianco	734	2010	2.9€	04/2011	Fix	Marche	32.15
Costantini	734	2010	2.9€	04/2011	Fix	Marche	32.15
Giacchè	730	2010	3.8€	04/2011	Trackers	Marche	32.15
Massaccesi	749	2010	3.8€	04/2011	Trackers	Marche	32.15
Troia 8	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Troia 9	996	2010	3.5€	01/2011	Fix	Puglia	31.80
Galatina	999	2011	3.9€	05/2011	Fix	Puglia	31.80
Pedale	2,994	2011	3.95€	05/2011	Trackers	Puglia	26.59
D’angella	931	2011	3.25€	06/2011	Fix	Puglia	26.77
Acquafresca	948	2011	3.25€	06/2011	Fix	Puglia	26.77
Soleco	5,924	2013	2.0€	08/2011	Fix	Veneto	21.89
Tecnoenergy	5,900	2013	2.0€	08/2011	Fix	Veneto	21.89
1) All plants are connected to the national grid and are entitled to a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price, approximately 5 Eurocents/KWh. Pursuant to Italian legislation adopted in August 2014, a decrease of approximately 8% in the FiT guaranteed to the plants was implemented commencing on
 January 1, 2015. The listed FIT tariffs represent the tariffs after the decrease

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Spanish PV Market
• The legal and regulatory framework applicable to the production of electricity from renewable energy sources in
 Spain has been modified during the second half of 2013, establishing the basis of the new remuneration scheme applicable to renewable energies called the “Specific Remuneration” regime. The “Specific remuneration” was applicable for all PV plants in operation, commencing July 2013.
• Specific Remuneration includes two components to be paid on the top of the electricity market price:
 (i) “Investment retribution” - sufficient to cover the investment costs of a so-called “standard facility” (provided that such costs are not fully recoverable through the sale of energy in the market)
 (ii) “Operational retribution” sufficient to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market
• The calculation of Specific Remuneration is made as follows:
 The new regulation characterized the existing renewable installations into different categories. These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.
 The Specific Remuneration is calculated based on the inclusion of each exiting installation in one of the new formulated categories and, as a result of such inclusion, is based on the retribution assigned to that particular category.
 The calculation of the Specific Remuneration of each category shall be performed taking into account the following parameters:
 (i) The standard revenues for the sale of energy production, valued at the production market prices;
 (ii) The standard exploitation costs;
 (iii) The standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account
 The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (approximately 7.5%)
• Starting January 1, 2013, a tax on energy generation of 7% from the total amount received is applied.

23

PV Plants in Spain
1) Remuneration period - 30 years
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Connection Date1	Technology	Location	Expected annual revenues (€ thousand)
Rodríguez I	1,675	2014	1.55€	11/2011	Fix	Murcia	~ 570
Rodríguez II	2,690	2014	1.78€	11/2011	Fix	Murcia	~ 960
Fuente Librilla	1,248	2014	1.68€	06/2011	Fix	Murcia	~ 470
Rinconada II	2,275	2012	2.40€	07/2010	Fix	Cordoba	~ 790

24

Dorad Power Plant
Ashkelon, Israel

25

• Ellomay indirectly holds approximately 9.2% interest in Dorad, and holds an option to purchase an additional interest of approximately 0.2%
• Located in the vicinity of Ashkelon, Israel, the Dorad Power Plant is, as of today, one of the largest private power plant in Israel, with installed capacity of approximately 850 MW
• The plant is a CCGT bi-fuel and powered by natural gas. The Dorad Power Plant is comprised of twelve natural gas turbines, and two steam turbines.
• The cost of the project was approximately US$ 1.2 billion. The project has secured one of the largest project finance facilities in Israel of over US$ 1 billion. The financing facility was led by
 Israel's largest banks and institutional investors

26

• Electricity is sold directly to end-users and to the national distribution network at competitive rates1
• The power plant, which was declared a national infrastructure project by the Israeli Prime
 Minister, was commercially operated and began producing electricity in full capacity in May
 2014
1) On August 6, 2015, the Israeli Public Utilities Authority - Electricity published a decision establishing the rate in respect of "system management service charges". As of September 30, 2015 an appropriate provision has been included in Dorad's financial statements.
 On September 7, 2015, the Israeli Public Utilities Authority - Electricity published a decision reducing the electricity rates. According to this decision, the production tariff, based on which Dorad’s customers are charged and to which the price of the gas is linked, will be reduced by approximately 6.8% as from September 13, 2015.

27

	Q1-Q3 2014 (1)	Q1-Q3 2015
Revenues	901	1841
Gross profit from operating the power plant	187	245
Operating profit	173	228
EBITDA (2)	247	387
Finance exp., net	(79)	(174)
Net income (loss) for the period	77	40

Net increase (decrease) in cash and cash equivalents for the period	367	351
Dorad Power Plant
Key P&L and Statement of Cash Flows Figures
(NIS millions)
1) The results for Q1-Q3 2014, reflect operations start on May 2014.
2) Operating Profit plus depreciation and amortization

28

Development Project:
Pumped-storage project,
Manara Cliff, Israel

29

Pumped-storage project:
Manara Cliff, Israel (“Manara Project”)
Pumped Storage Power Station
The Development project
Ellomay Pumped Storage (2014) Ltd.
Project company
Ellomay Capital Ltd. - 75% (1)
Sheva Mizrakot Ltd. - 25%
Shareholders
200MW (2)
Station power
72 months
Construction time
(including financial closure)
1) Indirectly owned through the project company.
2) The Manara Project was issued a conditional license by the Electricity Authority to operate a pumped storage power plant with a capacity of
 200 MW, which has since expired, and therefore the advancement of the Manara Project depends, among other factors, on the issuance of a new license by the Authority. As of the reporting date, new license has not yet been received. The Company may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara
 Project without further liability to the other parties under the aforementioned agreements

30

• The demand for electricity is affected by many factors like weather (cooling or heating), time of day, day of the week etc.
• In order to provide all the needed electricity, the electric company (IEC) is constantly over generating energy as result of using low flexibility energy sources (coal and gas)
• The demand curve is usually characterized by peak demand, usually in summer noon or winter evenings, and low demand during night times
• During low demand, the majority of energy is produced by base-load plants in relatively cheap production costs while at peak demand times, more expensive energy sources are added
• During the last years, the use of renewable, volatile energy sources has increased and added more volatility to the grid
Pumped-storage project:
The need for pumped storage

31

Pumped-storage project:
The solution in a nut shell
Operation
•  Pumped storage plant is comprised of a pump-turbine, generator-motor and two water reservoirs connected by a pressure pipe
•  Energy is stored by pumping water from lower to upper reservoir and generated by releasing the water back
General
•  Sustainable technology - working for over 100 years
•  Pumped storage plant is a power plant capable of storing energy by raising and releasing water allowing quick response time (90 sec) for the use of the grid dispatcher
•  Using a hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe
•  This technology is an important tool for managing and controlling national grid by providing a combination of low latency, high power and high energy response
•  Utilizing excess manufacturing ability during low demand in order to increase supply during peak demand:
 – During low demand - pumping water from lower reservoir for energy storage
 – During peak demand - releasing water from upper reservoir for energy production

High-level reservoir
P.E.=mgh
Flow of water during pumping (low electricity demand)
Head of water
Flow of water to generate electricity
Station
Low-level reservoir

32

Pumped-storage project:
Graphic Illustration

33

Investment Summary
Diversified base of cash flow generating assets
Strong balance sheet and track record of securing non-dilutive financing
Focus on small/mid size scale commercial projects with limited capex and operational risks
Seasoned management team with extensive sector knowledge and access to attractive opportunities
1
2
3
4
The Company’s Board of Directors adopted a dividend distribution policy pursuant to which the Company intends to distribute up to 33% of its annual distributable profits each year, by way of cash dividends and/or share repurchases
5

34

Appendix A - EBIDTA
• Use of NON-IFRS Financial Measures
EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The
Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.
•  Reconciliation of Net income (loss) to EBITDA (in US$ thousands)
	For the nine months ended September 30,	For the nine months ended September 30,
	2014	2015
	Unaudited	Unaudited
Net income (loss) for the period	4,876	7,488
Financing expenses (income), net	3,738	(940)
Taxes on income	835	(2,122)
Depreciation	4,070	3,694
EBITDA	13,510	8,120

35

Appendix B - Leverage Ratios
	As of June 30,	As of June 30,
	2014	2015
	Unaudited	Unaudited
Current liabilities
Loans and borrowings	$ (581)	$ (1,198)
Debentures	$ (5,133)	$ (4,853)
Non-current liabilities
Finance lease obligations	$ (5,940)	$ (4,960)
Long-term loans	$ (4,284)	$ (13,629)
Debentures	$ (47,449)	$ (39,900)
Financial Debt (A)	$ (63,387)	$ (64,540)
Less:
Cash and cash equivalents	$ 30,007	$ 24,572
Marketable Securities	$ -	$ 5,008
Short-term deposits	$ -	$ -
Financial Debt, net (B)	$ (33,380)	$ (34,960)

Total equity (C)	$ (96,498)	$ (97,143)
Financial Debt (A)	$ (63,387)	$ (64,540)
CAP (D)	$(159,885)	$(161,683)

Financial Debt to CAP (A/D)	40%	40%
Financial Debt, net to CAP (B/D)	21%	22%
Financial Debt to Total equity (A/C)	66%	66%
Financial Debt, net to Total equity (B/C)	35%	36%
• Use of NON-IFRS Financial Measures
The Company defines Financial Debt as loans and borrowings plus debentures (current liabilities) plus finance lease obligations plus long-term bank loans plus debentures (non-current liabilities), Financial Debt, Net as Financial Debt minus cash and cash equivalent minus investments held for trading minus short-term deposits and CAP as equity plus Financial Debt. The
 Company presents these measures in order to enhance the understanding of the Company’s leverage ratios and borrowings. While the Company considers these measures to be an important measure of leverage, these measures should not be considered in isolation or as a substitute for long-term borrowings or other balance sheet data prepared in accordance with IFRS as a measure of leverage. Not all companies calculate these measures in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. See the calculation of these financial measures presented below.
• Calculation of Leverage Ratios (in US$ thousands)

Appendix C-
Israeli Rating for Series A Debentures

• On March 18, 2015, Standard & Poors Maalot Ltd. (“Maalot”) confirmed the rating of ilA-assigned to the Series A
 Debentures traded on the Tel Aviv Stock Exchange and reaffirmed the “Stable” outlook.
• In its rating report Maalot notes, among other things, as follows:
“Ellomay’s rating is underpinned by the relatively low degree of leverage at the project level and hence at the holding company’s level; by few limitations on the distribution of excess cash from projects in the portfolio; and by an ‘adequate’ liquidity profile, according to our definition, that is characterized by a flat debt amortization schedule.
On the other hand, Ellomay’s rating is restricted by a high concentration of held assets, given that the majority of income-
producing projects (about 51% of cash flows) are located in Italy, and due to the reliance most revenues from held projects on tariffs set by regulators in countries with unstable regulatory environments.
The stable outlook reflects our assessment that the cash from the owned projects, together with the liquidity cushion, will be resilient in the short term to potential changes in regulation in Italy and Spain, and to the uncertainty regarding the time and magnitude of receipts from Dorad. We further believe that management will ensure debt coverage ratios commensurate with the current rating, by implementing its investment plan.
…We believe that the stability of cash flows from the projects and our ability to forecast them is ‘moderate’, according to our criteria. Our assessments are based largely on the quality of cash flows at the independent project level on the one hand, and on the relatively low level of investment diversification on the other. According to our base-case scenario, in the period
2015-2019, about 51% of Ellomay’s cash flows will derive from projects in Italy, about 29% from Dorad, and about 20% from projects in Spain. According to our forecast, about 71% of company cash flows will derive from PV plants, and the rest from power stations powered by natural gas (Dorad).
…In accordance with our criteria, the level of liquidity of the company is `adequate`. We estimate the ratio between the sources of cash flow to its uses to be greater than 1.4x in the period 2015-2016.
…In our base-case operating scenario, we considered investments known at the point of forecast and whose chance of execution is relatively high. Nonetheless, Ellomay may carry out additional investments in 2015-2016, whose effect on the financial ratios and liquidity profile will be assessed as they occur”.

Appendix C-
Israeli Rating for Series A Debentures (cont.)

In its rating report Maalot notes, among other things, as follows (cont.):
“…The stable outlook reflects our assessment that cash flows from held projects, coupled with the liquidity cushion, will be resilient, in the short term, to possible regulatory changes in Italy and Spain, and to some uncertainty regarding the timing and scale of returns from the Dorad investment, and that the company’s management will maintain debt coverage ratios in line with the current rating, by means of implementing its investment plan.
Downside Scenario
A deterioration in the company’s liquidity profile, resulting from a change in policy regarding its cash cushion or from aggressive investments, is likely to precipitate a negative rating action. Also, an additional decline in expected cash flows from projects, including returns from the Dorad investment, could lead to a negative rating action through a worsening of financial ratios.
Upside Scenario
A positive rating action would result if expected returns from Dorad materialize in line with the company’s expectations, while maintaining the cash cushion, and provided the company continues to stand by its investment policy in and to repay its debt. In this case, we expect an improvement in Ellomay’s financial profile that would lend itself to a positive rating action”.

39

Contact
Company
Investor Relations
Ishay Potruch
GK International IR & PR
Direct: +972 (0)3-6070590
Mobile: +972 (0)52-3332228
ishay@gk-biz.com
www.gkpr.com
www.ellomay.com
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Fax: +972-3-7971122
Email: anatb@ellomay.com